

October 8, 2010

Janelle Edington
President and Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Ave.
Las Vegas, NV 89178

> **Re:** **Multisys Language Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2010**
> **File No. 000-53632**

Dear Ms. Edington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1

1.   We note that your proposal to issue 40,000,000 shares of common stock to purchase certain mineral rights from Holms Energy, LLC appears to constitute an event of sale under Section 2(a)(3) of the Securities Act of 1933 such that the offer and sale must be registered pursuant to Section 5 of the Securities Act, absent an applicable exemption. Please provide us with your analysis as to the exemption from registration upon which you are relying and the facts relied upon for the exemption. Tell us what action is or will be required of Holms Energy, its managers, and its members with respect to the proposed transaction. Among other matters, in responding to this comment, tell us whether the sale of these assets requires the approval of the members of Holms Energy and if not, explain why.

2.   We note that the company did not file a Form 8-K regarding the entry of the
        Option to Purchase Assets Agreement. Be advised that disclosure under Item
        1.01 of Form 8-K is required when a company has entered into a material
        definitive agreement. Be further advised that Item 5.01(b) of Form 8-K requires
        disclosure of any arrangements known to the company which may at a subsequent
        date result in a change of control of the company. Please advise us why you have
        not filed a Form 8-K and tell us what consideration you have given to filing the
        agreement as an attachment to the proxy statement.

Terms of the Transaction, page 6

3.   Please tell us, with a view toward disclosure, how you intent to value the
        consideration being given in this transaction. Please also tell us the process you
        expect to undertake to value the consideration, particularly with respect to the
        40,000,000 shares of restricted common stock.

4.   Please expand your disclosure to provide a materially complete description of the
        properties relating to the oil and gas production royalty rights that you will
        receive from Holms Energy, LLC. Disclose the total amount of royalties that
        burden the land. Provide a materially complete description of the land in North
        Dakota relating to the mineral rights and a description of the material terms of the
        14 leases that you plan to acquire as part of this transaction.

5.   Please disclose the reasons and the material factors considered by the Board of
        Directors to enter into the transaction and the basis for the Board's determination
        to recommend that shareholders vote for the proposal. Disclose whether a
        fairness opinion was prepared in connection with the transaction. In light of your
        existing disclosure that indicates that your executive officers and directors do not
        have any experience in oil and gas production, explain how your executive
        officers and directors evaluated that the consideration being offered in this
        transaction is appropriate.

6.   It appears that the transaction is subject to several contingencies to closing,
        including the closing of your current private placement of Units. Please disclose
        the risks if you are unable to satisfy the closing conditions and the likelihood that
        you will be able to satisfy all the conditions in order to close the transaction. In
        your response letter, tell us the exemption from registration that you are relying
        upon for your current unregistered securities transaction and the facts relied upon
        that the exemption is available.

7.   Please disclose whether there is a formal or informal arrangement relating to a
        change in management and/or the members of the Board of Directors. If so,
        disclose the information relating to directors and executive officers required by
        Item 7 of Schedule 14A. We note that shareholders will not have a separate

opportunity to vote upon a change of directors that may result from this transaction. See Note A to Schedule 14A.

8.   It appears that implementation of Proposal No. 1 is conditioned upon shareholder approval of Proposal No. 2. Please revise your disclosure in the proxy statement and the proxy card to indicate whether any of the proposals are cross-conditioned upon one another.

Past Contacts, Transactions or Negotiations, page 6

9.   Please describe in greater detail the negotiations between MLS, Multisys Acquisitions and Holms Energy. Identify the person(s) who initiated the contacts or negotiations between the companies and the time frame of those negotiations. See Instruction to paragraph (b) of Item 1005 of Regulation M-A.

Selected Financial Data, Pro Forma Financial Information, Financial Information, page 6

10.   We note that you not included the pro forma financial information for Multisys Language Solutions. It appears that you are engaging in a transfer of substantially all of your assets to Holms Energy that will result in a change of control of Multisys Language Solutions. Please provide us with a detailed analysis as to why you believe these financial statements are not required by Item 14(c) of Schedule 14A. Refer to Article 11 of Regulation S-X.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief